JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190

TELEPHONE: (216) 586-3939 • FACSIMILE: (216) 579-0212

Direct Number: (216) 586-7302

jpdougherty@jonesday.com

October 17, 2008

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mail Stop 6010

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Sebastian Gomez Abero, Esq.

Re:	Nationwide Financial Services, Inc.
Preliminary Merger Proxy Statement on Schedule 14A
Filed September 5, 2008
File No. 1-12785

Preliminary Transaction Statement on Schedule 13E-3
Filed September 5, 2008
File No. 5-50759

Soliciting Material on Schedule 14A
Filed September 10, 2008
File No. 001-12785

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Nationwide Mutual Insurance Company (“Nationwide”), in response to comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission”) in its correspondence dated October 14, 2008 (the “Comment Letter”). We note that prior to the issuance of the Comment Letter, we contacted the Commission staff on behalf of Nationwide to discuss the Press Release (defined below) and the transactions contemplated thereby.

Securities and Exchange Commission

October 17, 2008

Below is our response to the comment set forth in the Comment Letter. For the convenience of the Commission staff, we have repeated the comment below before our response.

General

We note the press release dated October 9, 2008 in which Nationwide Mutual Insurance Company announced that it may purchase, or that an affiliate may purchase, Nationwide Financial Services, Inc.’s shares from time to time through open market transactions. Supplementally, please tell us why the proposed purchase of shares through open market transactions is not a step in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii).

As the staff of the Commission notes, on October 9, 2008, Nationwide issued a press release (the “Press Release”) indicating, among other things, that it intends to complete the proposed merger with Nationwide Financial Services, Inc. (“NFS”) and that it may effect purchases of NFS shares from time to time through open market transactions. In the weeks leading up to the Press Release, the United States equity markets experienced unprecedented volatility and uncertainty, which conditions continue as of the date of this letter. The prices of equity securities of financial services firms and diversified insurance firms have been impacted significantly.

We note that in the Rule 13e-3 proposing release, SEC Release Number 14185, the Commission stated that it believes going-private transactions can “have a coercive effect.” The Commission noted, for instance, that in a going -private transaction involving a tender offer, a shareholder is faced with “the prospects of an illiquid market for his securities.” Nationwide’s purchases on the open market did not cause an illiquid market or have any coercive effect. Instead, after Nationwide issued the Press Release, the market for NFS shares became more liquid and shareholders had an opportunity to sell their shares at a greater price, if they desired. If NFS shareholders did not desire to sell into the open market, they were able to do nothing and wait for the cash out of their shares at the closing of the proposed merger (which Nationwide, in the Press Release, confirmed that it intends to close). With investors retaining an unfettered ability to sell, or not sell, their NFS shares, Nationwide’s purchases did not have any coercive effect.

Prior to issuing the Press Release, Nationwide carefully considered SEC Release No. 34-17719, including Question 4 contained therein. The Commission’s response to Question 4 notes that “[T]he determination of when a transaction by an issuer or an affiliate will be deemed to be part of a series of transactions involving a Rule 13e-3 transaction must, of course, be based upon the particular facts and circumstances of each situation.” (Emphasis added). As part of the facts and circumstances framework promulgated by the Commission in its response to Question 4, the Commission noted that “a transaction effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result sought to be

Securities and Exchange Commission

October 17, 2008

achieved would be a part of a series of transactions constituting a Rule 13e-3 transaction.” (Emphasis added.)

As described below, Nationwide believes that the facts and circumstances of the situation at hand demonstrate that purchases by Nationwide of NFS common shares through open market transactions are not steps in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii).

Nationwide’s open market purchases of NFS common stock have not been made with a view to, or the purpose of, increasing the probability of success of acquiring the remaining shares of NFS. As the staff of the Commission noted in comments 6 and 11 of its October 3, 2008 comment letter to NFS, the adoption of the merger agreement in connection with the proposed transaction is assured because of Nationwide’s agreement to vote in favor of the proposal to adopt the merger agreement (prior to the open market purchases, Nationwide already possessed approximately 66.3% of the outstanding NFS common stock representing approximately 95.2% of the NFS voting power). Accordingly, open market purchases of NFS common stock will have no impact on the ability of Nationwide to effect the merger or the likelihood of the merger occurring.

Similarly, Nationwide’s open market purchases of shares of NFS common stock have not been made with a view to, or for the purpose of, reducing the aggregate expense of the proposed merger. Rather, the purpose of the open market purchases is to provide investors liquidity that Nationwide believes many investors desire at prices greater than the current market prices. This purpose is evidenced in the Press Release, in which Nationwide noted that (i) it not only intended to complete the proposed merger, but that “equity market volatility has adversely affected the value of virtually all stocks, including the recent significant decline in the price of NFS shares” and (ii) it “believes this relates, at least partially, to the desire of market participants for liquidity.” In effect, the Press Release was designed to assure investors that Nationwide intended to complete the proposed merger in accordance with its terms, while acknowledging that the significant volatility in the equity markets contributed to an increased desire among many investors for current liquidity.

The facts and circumstances related to the open market purchases also demonstrate that Nationwide did not effect such purchases to reduce the aggregate expense of the proposed merger. First, Nationwide only effected purchases following the issuance of the Press Release, which purchases totaled 100,000 shares (at a weighted average purchase price of $47.08 per share) out of approximately 46,000,000 million outstanding NFS Class A common shares, or less than a quarter of one percent of such class. To Nationwide’s knowledge, none of the shares purchased by Nationwide were owned by officers, directors or affiliates of Nationwide or NFS. Second, the Press Release specifically indicated that (i) any open market purchases would be effected at a price below the $52.25 per share merger price and (ii) Nationwide intended to effect the merger. The Press Release resulted in a predictable and substantial increase in the share

Securities and Exchange Commission

October 17, 2008

price of NFS common stock prior to any open market purchases by Nationwide. The resulting increase in the share price of NFS common stock had the effect of (x) narrowing the “spread” between the trading price and the merger price, (y) substantially reducing the opportunity for Nationwide to fully realize a reduction of aggregate expenses related to the merger because of the narrowing of such “spread” (relative to the potential expenses that could have been realized had such open market purchases preceded the Press Release and the related narrowing of such “spread”) and (z) providing additional liquidity to NFS shareholders in open market purchases not involving Nationwide.

For all of the foregoing reasons, Nationwide believes that open market purchases of NFS common stock as described in the Press Release are not steps in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii). As the volatility in the United States equity markets continues to persist, Nationwide desires to continue to provide needed liquidity to investors. Accordingly, Nationwide respectfully requests that the staff of the Commission provide guidance as to whether it intends to object to future open market purchases of NFS common stock as described in the Press Release.

If you have any questions regarding these responses or any further comments, please contact the undersigned at (216) 586-7302.

Sincerely,

/s/ James P. Dougherty
James P. Dougherty
Jones Day

cc:	Chief Legal and Governance Officer, Nationwide Mutual Insurance Company
Lyle G. Ganske, Esq., Jones Day
General Counsel, Nationwide Financial Services, Inc.
Michael Groll, Esq., Dewey & LeBoeuf LLP
Sheri E. Bloomberg, Esq., Dewey & LeBoeuf LLP
David J. Zampa, Esq., Sidley Austin LLP